Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

October 9, 2014

VIA EDGAR
Ethan Horowitz
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561
Re:    Vanguard Natural Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Supplemental Response dated September 30, 2014
File No. 001-33756

Dear Mr. Horowitz:
Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company ( the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 6, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on February 28, 2014, File No. 001-33756 (the “2013 Form 10-K”).
Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2013 Form 10-K is materially accurate and, accordingly, that amendment is not necessary.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 1

Proved Undeveloped Reserves, page 10
1.    We note your response to comment 1 in our letter dated September 17, 2014. Consistent with the information provided in your response, please revise the risk factor “We have limited control over the activities on properties we do not operate” on page 29 of your Form 10-K to indicate that your development plan for certain proved undeveloped

Securities and Exchange Commission
October 9, 2014

reserves was changed due to decisions of well operators of your outside operated properties and address the extent to which management expects that this may occur again in the future.

Response:
We acknowledge the Staff’s comment and propose to add a sentence to our risk factor disclosure in future filings similar to the following:

We have limited control over the activities on properties we do not operate.

Other companies operate some of the properties in which we have an interest. We have limited ability to influence or control the operation or future development of these nonoperated properties, including timing of drilling and other scheduled operations activities, compliance with environmental, safety and other regulations, or the amount of capital expenditures that we are required to fund with respect to them. In the past, we have changed our development plans for certain proved undeveloped reserves and expect future development plans may also change as the operators of our outside operated properties adjust their capital plans based on prevailing market conditions.

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Securities and Exchange Commission
October 9, 2014

Vanguard Natural Resources, LLC acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at 832-327-2255 or Stephen W. Grant of Vinson & Elkins at 713-758-3260.

Sincerely,
VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Richard A. Robert
Richard A. Robert
Executive Vice President and Chief Financial Officer

cc:	Stephen M. Gill, Esq.
James R. Brown, Esq.
Stephen W. Grant, Esq.
Vinson & Elkins L.L.P.
Via e-mail